Exhibit 12

LaSalle Hotel Properties

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

(Unaudited) (Dollars in Thousands)

	For the three months ended March 31, 2005	For the year ended December 31,
		2004	2003	2002	2001	2000
	(A)		(A)	(A)(B)	(B)	(B)
Net income (loss) applicable to common shareholders	$(2,944)	$10,691	$28,036	$(3,939)	$3,835	$5,351
Discontinued operations	26	(4,418)	(36,972)	(2,216)	(1,965)	(6,788)
Income tax (benefit) expense	(2,705)	(3,507)	(5,605)	(2,850)	(1,657)	—
Minority interest	2	289	40	52	43	(141)
Equity in earnings of unconsolidated entities	289	(853)	(304)	(458)	(616)	(1,152)
Impairment of investment in hotel property	—	—	2,453	—	1,872	12,296
Extraordinary loss	—	—	—	—	—	—
Fixed charges	8,117	28,664	27,256	22,367	19,239	22,053
Amortization of capitalized interest	97	399	427	263	87	51
Distributed income in earnings of unconsolidated entities	(289)	853	304	458	616	1,152
Capitalized interest	(360)	(783)	(289)	(1,031)	(782)	(699)

Earnings	$2,233	$31,335	$15,346	$12,646	$20,672	$32,123

Fixed Charges
Interest	4,007	13,081	12,651	10,527	16,151	18,958
Capitalized interest	360	783	289	1,031	782	699
Amortization of bond premium	—	—	—	—	314	1,257
Amort. of discounts and capitalized cost related to indebtness	617	2,268	3,511	2,399	1,992	1,139
Preferred share dividends	3,133	12,532	10,805	8,410	—	—

Total fixed charges and preferred share dividends	$8,117	$28,664	$27,256	$22,367	$19,239	$22,053

Ratio of earnings to combined fixed charges and preferred share dividends	0.3	1.1	0.6	0.6	1.1	1.5

(A)	The shortfall of earnings to combined fixed charges and preferred share dividends for the three months ended March 31, 2005 and the years ended December 31, 2003 and 2002 was $5,884, $11,910 and $9,721, respectively.

(B)	The Company completed an underwritten public offering of preferred shares on March 6, 2002. The Company did not have any preferred capital outstanding prior to March 2002.